UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-2385

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Date:	May 26, 2006

/s/ Battelle & Battelle, LLP
Battelle & Battelle, LLP
Dayton, Ohio

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2005		2004
	# Shares	Amount	# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
Common Stock:
DPL Inc. Common Stock *	540,717	$14,064,047	585,361	$14,698,421

Money Market Fund:
Prime Reserve Fund *	9,865,291	9,865,291	7,377,095	7,377,095

Mutual Funds:
Equity Income Fund *	437,912	11,350,671	405,748	10,788,846
Equity Index 500 Fund *	295,631	9,918,422	331,588	10,796,495
New Horizons Fund *	228,905	7,265,456	223,555	6,536,752
Blue Chip Growth Fund *	130,068	4,250,626	136,571	4,222,778
Spectrum Income Fund	230,265	2,714,829	145,119	1,754,494
International Stock Fund	65,946	975,337	38,172	493,559
Total Mutual Funds		36,475,341		34,592,924

Total Investments		60,404,679		56,668,440

Receivables (Note 4):
Participant Contributions		37,770		872,587

Net Assets Available for Benefits		$60,442,449		$57,541,027

* Investments that exceed 5% of Net Assets Available for Benefits.

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004
Investment Income (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$541,456	$2,352,578

Mutual Funds:
Equity Income Fund	(274,680)	969,029
Equity Index 500 Fund	302,961	873,941
New Horizons Fund	559,935	997,042
Blue Chip Growth Fund	221,635	342,638
Spectrum Income Fund	(55,749)	37,525
International Stock Fund	111,073	51,143
Total Mutual Funds	865,175	3,271,318

Total Net Appreciation	1,406,631	5,623,896

Litigation settlement proceeds (Note 10)	196,889	947,379

Dividends	2,014,449	1,330,333

Net Investment Income	3,617,969	7,901,608

Transfer from other Company sponsored plan	144,117	299,556

Participant Contributions (Note 4)	2,723,013	2,789,878

	6,485,099	10,991,042

Deductions in Net Assets Attributable to:
Transfer to other Company sponsored plan (Note 4)	(312,668)	—
Benefits Paid to Participants	(3,271,009)	(3,064,381)

Net Increase	2,901,422	7,926,661

Net Assets Available for Benefits:

Beginning of year	57,541,027	49,614,366

End of year	$60,442,449	$57,541,027

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2005 and 2004

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan. The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment. Participants should refer to the employee handbook or Plan documents for a more complete description of the Plan’s provisions.

(b) Participant Contributions

An eligible participant may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the participant at least one percent or any higher whole percentage of compensation (less incentive compensation), or a fixed dollar amount, per pay period. In addition, the participant may contribute up to 100 percent (in whole percentages), or a fixed dollar amount, of any incentive compensation. Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations. The participant may also contribute up to 100 percent (in whole percentages), or a fixed dollar amount, from an annual lump-sum payment constituting part of the compensation for collective bargaining employees. Effective for contributions after December 31, 2001, all participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan, another component of compensation, into the Plan. Contributions to the Plan from the welfare benefit plan were $43,113 and $47,558 for the years ended December 31, 2005 and 2004, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

Effective November 1, 2005, the Company increased its matching contribution from $1.00 to $1.50 for every $1.00 of participant contributions, and also increased the annual maximum employer contribution from $1,000 to $1,600. The employer contributes DPL Inc. common stock that is held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

All participant contributions to the Plan are 100 percent vested. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002). Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay. Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits. Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability. Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company, or termination after age 65. Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

(g)         Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 (c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices. Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on an ex-dividend basis.

(e)  Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2005 and 2004, such purchases were $10,518,854 and $6,701,538, respectively, and such sales totaled $6,955,164 and $4,187,086, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock. During the years ended December 31, 2005 and 2004, purchases of DPL Inc. common stock were $1,451,516 and $901,010, respectively, and sales of DPL Inc. common stock totaled $2,569,815 and $1,850,534, respectively. The ending balance of DPL Inc. common stock represents approximately 23.2% and 25.9% of the Plan’s total investments as of December 31, 2005 and 2004, respectively.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions. At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end.

In 2005, there was a transfer of $312,668 between the Plan and the Employee Savings Plan for Non-Union Employees. This transfer reflects the movement of savings for employees who have changed from union to non-union status.

Beginning in 2004, the Plan allows for participants who have completed ten years of participation in the ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares. Such transfers during 2005 and 2004 totaled $144,117 and $299,556, respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price. The Company has elected to pay the fees incurred in the administration of the Plan and include the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $91,062 and $0 at December 31, 2005 and 2004, respectively. These amounts are reflected as liabilities in the Plan’s Form 5500, but are not reflected as liabilities under accounting principles generally accepted in the United States of America and accordingly are not reflected in the accompanying financial statements.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC). The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.  The Plan has been amended since receiving this determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements.

Note 8 — Plan Amendment:

Effective March 28, 2005, the Plan was amended to allow for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is less than $1,000 and the participant is less than 65 years old.

Note 9 — Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 10 — Litigation Settlement Proceeds

During 2004, the Plan received $947,379 in proceeds from the settlement of a class action lawsuit filed against DPL Inc. As of December 31, 2004, these proceeds were included in the Prime Reserve Fund. During 2005, the Plan received an additional $196,889 in proceeds from the settlement. In 2005 the Plan allocated these proceeds to the individual participant accounts for those participants who held DPL Inc. shares in their account during the period covered by the settlement agreement.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

EIN # 31-0258470

Plan # 005

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	DPL Inc.	DPL Inc. Common Stock (540,717 shares)	$14,064,047
*	T. Rowe Price Associates Inc.	Equity Income Fund (437,912 shares)	11,350,671
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (295,631 shares)	9,918,422
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (9,865,291 shares)	9,865,291
*	T. Rowe Price Associates Inc.	New Horizons Fund (228,905 shares)	7,265,456
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (130,068 shares)	4,250,626
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (230,265 shares)	2,714,829
*	T. Rowe Price Associates Inc.	International Stock Fund (65,946 shares)	975,337
			$60,404,679

Note:  Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company
Savings Plan for Collective
Bargaining Employees
(Name of Plan)

Date	June 28, 2006	/s/ John J. Gillen
John J. Gillen
Senior Vice President and Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company